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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         QUICKTURN DESIGN SYSTEMS, INC.

                           (Name of Subject Company)

                          MENTOR GRAPHICS CORPORATION
                                   MGZ CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                       (including the Associated Rights)

                         (Title of Class of Securities)

                                   74838E102

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

         JOHN J. HUBER, ESQ.                   CHRISTOPHER L. KAUFMAN, ESQ.
           LATHAM & WATKINS                          LATHAM & WATKINS
    1001 PENNSYLVANIA AVENUE, N.W.                    75 WILLOW ROAD
         WASHINGTON, DC 20004                  MENLO PARK, CALIFORNIA 94025
            (202) 637-2200                            (650) 328-4600

                           CALCULATION OF FILING FEE:

                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
                    $261,503,803.50                                              $52,300.76

* For the purpose of calculating the filing fee only, this amount assumes the purchase of 21,567,324 shares of Common Stock, par value $.001 per share, of Quickturn Design Systems, Inc. (the "Company"), including the associated preferred stock purchase rights, at $12.125 per share. Such number of shares consists of (i) 17,809,342 shares issued and outstanding as of April 30, 1998 and (ii) 4,349,482 shares reserved for issuance upon the exercise of outstanding options and warrants as of March 31, 1998 (each according to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31,
    1998), less 591,500 shares owned by Bidders.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously
Paid:                   Not applicable.         Filing Party:           Not applicable.
Form or Registration
No.:                    Not applicable.         Date Filed:             Not applicable.

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                        (CONTINUED ON FOLLOWING PAGE(S))
                              (PAGE 1 OF 7 PAGES)

                                 SCHEDULE 14D-1

CUSIP NO. 74838E102                                            PAGE 2 OF 7 PAGES

________________________________________________________________________________
(1) Name of reporting persons: Mentor Graphics Corporation

I.R.S. Identification No. of above person (entities only): 93-0786033

________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) / /

                                                                         (b) / /

________________________________________________________________________________
(3) SEC use only

________________________________________________________________________________
(4) Source of funds (see instructions): BK, WC

________________________________________________________________________________
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /

________________________________________________________________________________
(6) Citizenship or place of organization: Oregon

________________________________________________________________________________
(7) Aggregate amount beneficially owned by each reporting person: 591,500 shares of common stock

________________________________________________________________________________
(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             / /

________________________________________________________________________________
(9) Percent of class represented by amount in Row (7): 3.3%

________________________________________________________________________________
(10) Type of reporting person (see instructions): CO

________________________________________________________________________________

                                 SCHEDULE 14D-1

CUSIP NO. 74838E102                                            PAGE 3 OF 7 PAGES

________________________________________________________________________________
(1) Name of reporting persons: MGZ Corp.

I.R.S. Identification No. of above person (entities only): 51-0383140

________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) / /

                                                                         (b) / /

________________________________________________________________________________
(3) SEC use only

________________________________________________________________________________
(4) Source of funds (see instructions): AF

________________________________________________________________________________
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /

________________________________________________________________________________
(6) Citizenship or place of organization: Delaware

________________________________________________________________________________
(7) Aggregate amount beneficially owned by each reporting person: 100 shares of common stock

________________________________________________________________________________
(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             / /

________________________________________________________________________________
(9) Percent of class represented by amount in Row (7): 0.0%

________________________________________________________________________________
(10) Type of reporting person (see instructions): CO

________________________________________________________________________________

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by MGZ Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Mentor Graphics Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Company Common Stock"), of Quickturn Design Systems, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated January 10, 1996 between the Company and The First National Bank of Boston (the "Rights" and, together with the Company Common Stock, the "Shares") not currently directly or indirectly owned by Parent and its subsidiaries, including Purchaser, for a purchase price of $12.125 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this
Schedule 14D-1 as Exhibits (a)(1), and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Quickturn Design Systems, Inc., a Delaware corporation, which has its principal executive and operating offices at 55 West Trimble Road, San Jose, California 95131.

    (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, $.001 par value per share, including the associated Rights (together, the "Shares"), and the Offer is for all outstanding Shares at a price of $12.125 per Share, net to the seller in cash, without interest thereon. The information set forth in the "INTRODUCTION" to the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 to the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) The information set forth in the "INTRODUCTION" to the Offer to Purchase, in Section 8 to the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five (5) years, neither Parent nor Purchaser nor, to the best of knowledge of Parent or Purchaser, any executive officer or director of Parent or Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or, prohibiting or mandating activities subject to Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 8, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 9 to the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 11 and 13 to the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "INTRODUCTION" to the Offer to Purchase, in Section 8 to the Offer to Purchase and Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 8 and 10 to the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Section 16 to the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 to the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b)-(c) The information set forth in Section 15 to the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 12 to the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in the "INTRODUCTION" to the Offer to Purchase and Sections 10 and 17 to the Offer to Purchase is incorporated herein by reference. See Exhibit (g).

    (f) The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     --         Offer to Purchase.
(a)(2)     --         Letter of Transmittal.
(a)(3)     --         Notice of Guaranteed Delivery.
(a)(4)     --         Letter to Brokers, Dealers, Commercial Banks, Companies and Other Nominees.
(a)(5)     --         Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
                      and Other Nominees.
(a)(6)     --         Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.
(a)(7)     --         Press Release issued by Mentor Graphics Corporation on August 12, 1998.
(a)(8)     --         Summary Advertisement, dated August 12, 1998.
(b)        --         Commitment Letter, dated August 11, 1998, among Mentor Graphics Corporation,
                      Bank of America National Trust and Savings Association and BancAmerica Robertson
                      Stephens with attached (i) Summary of Terms and Conditions and (ii) Form of
                      Credit Agreement among Mentor Graphics Corporation, Bank of America National
                      Trust and Savings Association, as Agent, and the Financial Institutions Party
                      thereto, as Lenders.
(c)        --         None.
(d)        --         None.
(e)        --         None.
(f)        --         None.
(g)(1)     --         Complaint in Mentor Graphics Corporation and MGZ Corp. v. Quickturn Design
                      Systems, Inc., et. al., filed in the Court of Chancery of the State of Delaware on August 12, 1998.
(g)(2)     --         Complaint in Mentor Graphics Corporation and MGZ Corp. v. Quickturn Design
                      Systems, Inc., filed in the U.S. District Court for the District of Delaware on
                      August 12, 1998.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 1998          MENTOR GRAPHICS CORPORATION
                                By:    /s/ Walden C. Rhines
                                Name:  Walden C. Rhines
                                Title: President and Chief Executive Officer

                                MGZ CORP.
                                By:    /s/ Walden C. Rhines
                                Name:  Walden C. Rhines
                                Title: President and Chief Executive Officer

                                 EXHIBIT INDEX

(a)(1)     --         Offer to Purchase.
(a)(2)     --         Letter of Transmittal.
(a)(3)     --         Notice of Guaranteed Delivery.
(a)(4)     --         Letter to Brokers, Dealers, Commercial Banks, Companies and Other Nominees.
(a)(5)     --         Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
                      and Other Nominees.
(a)(6)     --         Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.
(a)(7)     --         Press Release issued by Mentor Graphics Corporation on August 12, 1998.
(a)(8)     --         Summary Advertisement, dated August 12, 1998.
(b)        --         Commitment Letter, dated August 11, 1998, among Mentor Graphics Corporation,
                      Bank of America National Trust and Savings Association and BancAmerica Robertson
                      Stephens with attached (i) Summary of Terms and Conditions and (ii) Form of
                      Credit Agreement among Mentor Graphics Corporation, Bank of America National
                      Trust and Savings Association, as Agent, and the Financial Institutions Party
                      thereto, as Lenders.
(c)        --         None.
(d)        --         None.
(e)        --         None.
(f)        --         None.
(g)(1)     --         Complaint in Mentor Graphics Corporation and MGZ Corp. v. Quickturn Design
                      Systems, Inc., et. al., filed in the Court of Chancery of the State of Delaware on August 12, 1998.
(g)(2)     --         Complaint in Mentor Graphics Corporation and MGZ Corp. v. Quickturn Design
                      Systems, Inc., filed in the U.S. District Court for the District of Delaware on
                      August 12, 1998.